

December 20, 2012

Via E-mail
Gregory Kenny, CEO
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

> **RE: General Cable Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the period ended June 29, 2012**
> **Filed August 3, 2012**
> **File No. 1-12983**

Dear Mr. Kenny:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments.

Note 17, page 96

1. In future filings please provide the following disclosures related to your asbestos litigation:

    - Clarify whether your $5.1 million loss accrual is expected to cover the resolution of both current and future claims;
    - The range of the reasonably possible range of additional loss;
    - The timing of payments of accrued and unrecognized amounts;
    - The material components of the accruals and significant assumptions underlying estimates;
    - The number of claims filed for each period presented;
    - The number of claims dismissed;
    - The aggregate settlement costs to date;
    - The aggregate costs of administering and litigating the claims.

    Refer to Questions 2 and 3 of SAB Topic 5Y and ASC 450-20 for guidance. Please show us the proposed disclosure that you intend to provide in future filings.

<u>Note 21, page 101</u>

2. Please provide us with a quantified schedule of activity in your 2011 and 2012 Parent and 2011 and 2012 Guarantor Subsidiaries "Investment in subsidiaries" asset accounts. If the account balances are correct, then it appears that the subsidiaries may have paid dividends to their parent. However, the Statements of Cash Flows do not reflect such payments and neither the corresponding equity income nor your December 2009 letter nor the foreign exchange impacts disclosed herein fully explain the apparent disparity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief